

Sun Life completes remaining equity interest purchases of BGO and Crescent Capital. Sun Life also announces acquisition of *Bell Partners, a leading multifamily real estate investment manager.*

TORONTO, ON – (March 30, 2026) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced it has completed both the acquisition of the remaining equity interests in BGO, its global real estate investment management advisor and provider of real estate services and Crescent Capital Group ("Crescent"), its global alternative credit investment manager.

As part of the transaction, Sun Life has paid C$1.59 billion (US$1.16 billion) for the remaining 44% interest stake in BGO and C$829 million (US$608 million) for the remaining 49% stake in Crescent. These payments settle the outstanding put liability on Sun Life's financial statements and were funded through debt issuances in 2025 in anticipation of the transactions.

"BGO and Crescent are industry leading businesses and integral to our strategy for Sun Life Asset Management. Both companies create enduring value for our Clients and stakeholders. Together, they bring decades of real estate and credit expertise and deliver high-quality solutions for Clients globally," said Kevin Strain, President and CEO of Sun Life. "The completion of our BGO and Crescent buy-ups reflect our confidence in their leadership, performance and long-term growth."

Sun Life formed BGO in July 2019 through the merger of Bentall Kennedy with global real estate investment firm GreenOak, contributing its Bentall Kennedy interest (valued at C$482 million at the time of the transaction) and investing C$195 million (US$146 million) in cash to acquire a 56% majority stake. In January 2021, Sun Life acquired a 51% stake in Crescent for C$450 million (US$338 million).

Between 2021 and 2025, BGO and Crescent delivered strong performance for Sun Life and SLC Management, generating a combined C$4.2 billion in fee related revenue, 90% growth in EBITDA (Earnings Before Interest, Taxes, Depreciation, Amortization) and growth in Assets under Management (AUM) from C$115 billion to C$165 billion[1].

As part of the final purchase and go-forward operating model, SLC Management introduced a Management Equity Plan (MEP) allowing eligible employees to collectively own up to 25% of the business. In connection with the transaction, BGO founders and BGO and Crescent leadership invested into the MEP by converting a portion of their existing affiliate equity into the SLC MEP, alongside contributions from eligible employees across SLC's platform. The MEP has seen strong participation and is designed to align interests, retain top talent and support long-term growth.

Steve Peacher, Executive Chair of SLC Management, said, "The completion of the acquisition of BGO and Crescent will mark a new era for SLC Management and represents a significant step forward in delivering on our growth strategy. These buy-ups will allow SLC Management to harness the power of its platform to drive value for our Clients. We're thrilled to have Sonny Kalsi, co-Founder of BGO, officially at the helm of SLC Management as we continue to elevate our overall market position."

These transactions will result in a charge to Sun Life's Q1 2026 reported net income of approximately C$236 million and a net reduction in equity of C$85 million as of March 31, 2026, reflecting final adjustments to the purchase price and the settlement of third-party interests in BGO respectively.

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[1] Fee related revenue, EBITDA and AUM represent a non-IFRS measure. For additional information, refer to "Non-IFRS Financial Measures" in this news release.

In connection with the transactions, additional Sun Life shares are expected to be repurchased in accordance with the rules of the Toronto Stock Exchange applicable to non-independent plans to settle interests in an existing BGO equity plan. This will have no impact on Sun Life's Earnings per Share (EPS).

SLC Management today manages C$260 billion of third-party assets for more than 1,400 institutional Clients globally and C$165 billion of Sun Life's General Account assets[2]. Their platform has industry-leading capabilities across real estate, private credit, private fixed income and infrastructure.

Peacher added, "We're entering the next phase of SLC growth with opportunities to unlock our platform through cross platform synergies, wealth management opportunities, innovative solutions and partnerships. This work reinforces our medium-term targets for SLC of 15% growth rate for third-party AUM, 35% fee-related margin and 20% growth rate for fee-related earnings and Underlying Net Income supporting Sun Life's overall Medium-Term Objectives."

Sun Life announces acquisition of Bell Partners, a leading U.S. multifamily real estate manager

In a separate transaction, Sun Life also announced it intends to fully acquire Bell Partners, a leading U.S. multifamily real estate investment manager and vertically integrated property management business. Bell Partners will become the U.S. multifamily operating platform for Sun Life, operating under BGO.

Bell Partners has approximately US$10 billion of Gross Asset Value Under Management as of March 1, 2026. With nine offices across the United States, Bell Partners has close to 1,800 employees and manages approximately 70,000 apartment homes in 12 regions across the United States.

Founded in 1976, Bell Partners offers an extensive full-service vertically integrated national platform of expertise in investment and property management, acquisitions, and construction. Bell Partners has invested throughout all phases of the real estate cycle and has completed approximately US$11.9 billion of realized apartment transactions since 2002, including more than US$1.3 billion in acquisitions in 2025.

The acquisition strengthens BGO to deliver greater value to Clients, enhance its capabilities, and achieve deeper integration across its product offering. Bell Partners brings broader strategic benefits to the BGO platform by enhancing its value-add and core plus product offerings, broadening its investor base, and enabling further expansion in multifamily and multifamily-adjacent strategies in the future.

Sun Life will acquire a 100% interest in Bell Partners for a purchase price of US$350 million, with at least 75% payable in Sun Life common shares. All share repurchases for cancellation under Sun Life's current Normal Course Issuer Bid (NCIB) have been completed. Any dilution resulting from the issuance of Sun Life common shares in the transaction is expected to be offset by share repurchases under a renewed Sun Life NCIB subject to regulatory and stock exchange approvals. The transaction is expected to be accretive to underlying earnings per share in 2026 on an annualized basis.

"The U.S. multifamily market is a tremendous opportunity of targeted growth for BGO," said Sonny Kalsi, President and CEO of SLC Management. "The acquisition of Bell Partners broadens BGO's strategic benefits and gives us vertically integrated property management capabilities, positioning our company as one of the leading U.S. multifamily investment managers."

Housing remains a priority for governments at all levels across the United States, and these efforts underscore the essential role that experienced, long-term investors and operators can play in providing high-quality, multi-family rental communities.

Kalsi added, "We're excited to welcome Bell Partners to BGO and SLC Management. Their team's deep expertise in the multifamily real estate and market cycles will strengthen our organization, while the acquisition supports expanding our array of investment solutions available to our Clients."

Upon closing, Bell Partners will continue to operate under its current leadership and will retain its distinct property-level branding, office locations, investment vehicles and client focus.

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[2] As of December 31, 2025. AUM represents a non-IFRS measure. For additional information, refer to "Non-IFRS Financial Measures" in this news release.

The transaction is expected to close in the second half of 2026, subject to receipt of regulatory and Toronto Stock Exchange approvals and satisfaction of customary closing conditions.

PJT Partners served as financial advisor to Sun Life and Paul, Weiss, Rifkind, Wharton and Garrison LLP served as legal counsel for this transaction. Morgan Stanley acted as financial advisor and Hogan Lovells acted as legal counsel for Bell Partners.

Slides related to this announcement are available at sunlife.com.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2025, Sun Life had total assets under management of $1.60 trillion. For more information, please visit sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

About SLC Management
SLC Management is a global asset manager that offers institutional investors traditional, alternative and yield-orientated investment solutions across public and private fixed income markets, as well as global real estate equity and debt. SLC Management is the brand name for the institutional asset management business of Sun Life Financial Inc. under which the entities of Sun Life Capital Management (U.S.) LLC in the United States, and Sun Life Capital Management (Canada) Inc. in Canada operate. These entities are also referred to as SLC Fixed Income and represent the investment grade public and private fixed income strategies of SLC Management.

BGO, InfraRed Capital Partners (InfraRed), Crescent Capital Group (Crescent) and Advisors Asset Management (AAM) are also part of SLC Management. BGO is a leading, global real estate investment management advisor and a globally recognized provider of real estate services. InfraRed is an international investment manager focused on infrastructure, managing equity capital in multiple private and listed funds, primarily for institutional investors across the globe. Crescent is a global alternative credit investment manager singularly focused on corporate credit through strategies that invest in marketable and privately originated debt securities. AAM is an independent U.S. retail distribution firm that provides a range of solutions and products to financial advisors at wirehouses, registered investment advisors and independent broker-dealers.

As of December 31, 2025, SLC Management has assets under management of C$425 billion (US$309 billion). Total firm AUM includes assets managed by the SLC Management group of companies on behalf of external Clients, and the Sun Life General Account. AUM includes unfunded commitments, cash, equity, and other balances. Total firm AUM excludes assets under administration. AAM represents an additional approximate C$14 billion (US$10 billion) in assets under administration. The methodologies used to compile the total AUM are subject to change and may not reflect regulatory AUM. For more information, please visit slcmanagement.com.

About BGO
BGO is a leading, global real estate investment management advisor and a globally-recognized provider of real estate services. BGO serves the interests of more than 750 institutional clients with approximately $90 billion USD of assets under management (as of December 31, 2025) and expertise in the asset management of office, industrial, multi-residential, retail and hospitality property across the globe. BGO has offices in 25 cities across twelve countries with deep, local knowledge, experience, and extensive networks in the regions where we invest in and manage real estate assets on behalf of our clients in primary, secondary and co-investment markets. BGO is a part of SLC Management, the institutional alternatives and traditional asset management business of Sun Life.

The assets under management shown above includes real estate equity and mortgage investments managed by the BGO group of companies and their affiliates, and as of 1Q21, includes certain uncalled capital commitments for discretionary capital until they are legally expired and excludes certain uncalled capital commitments where the investor has complete discretion over investment. For more information, please visit bgo.com

About Crescent Capital Group

Crescent is a global credit investment manager with approximately US$50 billion of assets under management as of December 31, 2025. For over 30 years, the firm has focused on non-investment grade credit through strategies that invest in marketable and privately originated debt securities including senior bank loans, high yield bonds, as well as private senior, unitranche and junior debt securities. Crescent is headquartered in Los Angeles with offices in New York, Boston, Chicago, London and Frankfurt with over 250 employees globally. Crescent is a part of SLC Management, the institutional alternatives and traditional asset management business of Sun Life. For more information about Crescent, visit crescentcap.com

Forward-looking information

In this news release, "we", "our" and "us" refer to Sun Life and its subsidiaries and joint ventures. Certain statements in this news release are forward-looking, including, but not limited to, statements (i) relating to our growth strategies and strategic objectives, (ii) relating to the expected impact on our business and financial results resulting from completing the acquisition of the remaining equity interests in BGO and Crescent and the MEP, including the charge to Sun Life's Q1 2026 reported net income of approximately $236 million and a net reduction in equity of C$85 million as of March 31, 2026, reflecting final adjustments to the purchase price and the settlement of third- party interests in BGO respectively; (iii) relating to the expected repurchase of additional Sun Life shares to settle interests in an existing BGO equity plan, including the expectation that it will have no impact on Sun Life's EPS; (iv) relating to the next phase of SLC's growth; (v) relating to SLC's medium term targets; (vi) relating to our intended acquisition of Bell Partners, including the expected impact on and benefits to the BGO platform, the expected closing date and purchase price terms, the expectation that the acquisition will be accretive to underlying earnings per share in 2026 on an annualized basis and the expectation that any dilution resulting from the issuance of Sun Life common shares will be offset by share repurchases under Sun Life's renewed NCIB program; (vii) that are not historical or that are predictive in nature or that depend upon or refer to future events or conditions; and (viii) that include words such as "expect", "intend", "will", and similar expressions. All such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this news release represent our current expectations, estimates and projections regarding future events as of the time of this news release and are not historical facts. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions that are difficult to predict, including, with respect to our intended acquisition of Bell Partners, the assumption that the transaction will be completed. The forward-looking statements in this news release do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date of this news release. If any non-recurring or other special item or any transaction should occur, the financial impact could be complex and the effect on our operations or results would depend on the facts particular to such item and we cannot describe the expected impact in a meaningful way or in the same way we could present known risks affecting our business.

Forward-looking statements are presented for the purpose of assisting investors and others in understanding our expected financial position and results of operations as at the date of this news release, as well as our objectives for the transactions, strategic priorities and business outlook following the transactions, and in obtaining a better understanding of our anticipated operating environment following the transactions Readers are cautioned that such forward-looking statements may not be appropriate for other purposes and undue reliance should not be placed on these forward-looking statements.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes. The following are transactional risk factors that could have an adverse effect on the forward-looking statements in this news release relating to our acquisition of Bell Partners: (1) the ability of the parties to complete the transaction; (2) failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; and (4) the impact of the announcement of the transaction on Sun Life and Bell Partners. These risks all could have an impact on Sun Life's business relationships (including with future and prospective employees, Clients, distributors and partners) and could have an adverse effect on our current and future operations, financial conditions and prospects. Other important risk factors that could cause our actual results to differ materially from those expressed in or implied by the forward-looking statements in this news release are listed in the Management's Discussion and Analysis of Sun Life Financial Inc. for the period ended December 31, 2025 ("2025 Annual MD&A") under the headings D - Profitability - 5 - Income taxes, G - Financial Strength and K – Risk Management and in in the annual information form of Sun Life Financial Inc. for the year ended December 31, 2025 under the heading "Risk Factors" and other regulatory filings of ours filed or furnished to Canadian and U.S. securities regulators available at www.sedar.com and www.sec.gov.

Sun Life does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in the 2025 Annual MD&A under the heading M - Non-IFRS Financial Measures and the Supplementary Financial Information package available on www.sunlife.com under Investors – Financial results and reports.

Medium-Term Objectives and Targets
Sun Life's Medium-Term Objectives and SLC's medium-term targets are forward-looking non-IFRS financial measures and do not constitute guidance. Although considered reasonable by Sun Life, actual results could differ materially depending on our success in achieving growth initiatives and business objectives and based on certain key assumptions, which may prove to be inaccurate including: (i) no significant changes in the level of interest rates; (ii) average total return on real estate and equity investments of approximately 8% per annum; (iii) credit experience in line with expectations; (iv) no significant changes in the level of our regulatory capital requirements; (v) no significant changes to our effective tax rate; (vi) no significant increase in the number of shares outstanding; (vii) no material changes to our hedging program; (viii) hedging costs that are consistent with our expectations; (ix) no material assumption changes; and (x) no material accounting standard changes. In addition, Sun Life's Medium-Term Objectives and SLC's medium-term targets do not reflect the indirect effects of interest rate and equity market movements including the potential impacts on goodwill or the current valuation allowance on deferred tax assets as well as other items that may be non-operational in nature.

Note to editors: All figures in Canadian dollars.

Sun Life Media Relations Contact:
Rajani Kamath
Associate Vice-President
Corporate Communications
(416) 979-6070
rajani.kamath@sunlife.com

Sun Life Investor Relations Contact:
Natalie Brady
Senior Vice-President
Capital Markets & Investor Relations
(416) 902-3794
investor.relations@sunlife.com

SLC Management:
Hannah Stewart
Director, Media Relations & Communications
(646) 761-6344
hannah.stewart@slcmanagement.com